FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Great Panther Silver Limited (the “Company” or “Great Panther”)
1330 - 200 Granville Street
Vancouver, British Columbia, V6C 1S4

Item 2	Date of Material Change

December 19, 2016

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through CNW Group on December 19, 2016 and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

The Company has entered into a Share Purchase Agreement (the “SPA”) dated December 19, 2016 among the Company, Great Panther Silver Peru S.A.C. (“GP Peru”), as purchaser, Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V., as sellers (together “Nyrstar”) and Nyrstar Coricancha S.A. (“Coricancha”). Under the terms the SPA, GP Peru has agreed to acquire from Nyrstar all of the issued and outstanding shares of Coricancha. Coricancha is the owner of the Coricancha gold-silver-lead-zinc-copper mine and mill complex in Peru (the “CMC”). Closing is anticipated for the first quarter of 2017.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Share Purchase Agreement

The Company has entered into the SPA with Nyrstar whereby the Company’s wholly-owned subsidiary, GP Peru, has agreed to purchase all of the issued and outstanding shares of Coricancha. Coricancha is the owner of a 100% interest in the CMC.

The CMC is located in the central Andes of Peru, approximately 90 kilometres by paved highway east of the city of Lima. The CMC is a fully permitted polymetallic mine that includes an operational 600 tonne per day flotation and gold BIOX® bio-leach plant along with supporting mining infrastructure. The CMC has been on care and maintenance since August 2013 when it was closed due to falling commodity prices. The CMC property comprises more than 3,700 hectares in the prolific Central Polymetallic Belt and production at the mine dates back to 1906. Gold-silver-lead-zinc-copper mineralization (approximately 80% gold-silver by value) occurs as massive sulphide veins that have been mined underground by cut and fill methods.

The execution of the SPA follows on the option agreement entered into between Great Panther and Nyrstar in May 2015. Great Panther undertook significant exploration and evaluation work on the CMC in 2015 and 2016 that led to continued negotiations with Nyrstar following the original termination of the option agreement.

Under the terms of the SPA, GP Peru will acquire Coricancha from Nyrstar for a purchase price comprised of (i) US$0.1 million to be paid on closing, (ii) an amount equal to cash on hand in Coricancha at completion, and (iii) earn-out consideration of up to US$10.0 million. Under the earn-out, Nyrstar will be paid 15% of the free cash-flow generated by the CMC during the 5-year period after which the CMC is cumulative free cash-flow positive from closing, to a maximum of US$10.0 million.

The SPA includes agreements between the Company and Nyrstar regarding legacy environmental issues relating to the CMC which will be effective on closing:

•	The Company will cause Coricancha to proceed with the reclamation of certain legacy tailings facilities at the CMC. Nyrstar will fund this reclamation work to a maximum of US$20 million;
•

Nyrstar will maintain a US$9.7 million closure bond for the CMC for a period of 3 years from the time of closing. Coricancha will assume this mine closure bond at the end of this three year period, unless the Company determines within this 3 year period to permanently close the CMC mine. In the event of a determination to permanently close the CMC within this period, Nyrstar will fund mine closure costs to the extent of its mine closure bond obligation; and

•	Nyrstar will settle all outstanding fines or sanctions, to a maximum of US$4.0 million (subject to certain exclusions to which the cap will not apply).

Completion of the purchase of Coricancha under the SPA will be subject to the satisfaction of the conditions to closing set forth in the Share Purchase Agreement. Closing is anticipated in the first quarter of 2017. The obligations of Nyrstar regarding the reclamation payments and the mine closure bond will be guaranteed by Nyrstar’s parent.

Great Panther is continuing with its engineering and technical evaluation for the reactivation of the CMC, with the objective of further refining the costs and timing for start-up. At this time, it is expected that it will take approximately 12 to 18 months to bring the mine back into production, based on the engineering studies completed to date, and that the costs to reactivate the mine will be in the order of $25 million. However, these estimates are subject to further review and refinement of the start-up plans. The Company expects to announce further details closer to closing, and to commence the program to restart the mine shortly thereafter, including underground drilling, surface drilling (once permits are obtained), mine development, plant upgrades and other start-up evaluations and undertakings. In addition, an ongoing compilation of underground sampling data will be combined with the data obtained from the Company’s 2015 - 2016 drilling programs, during the option phase, to update the resource base.

A copy of the Share Purchase Agreement will be filed on SEDAR. Investors are advised to refer to the copy of the filed agreement for a complete description of the terms of this agreement. The summary of material terms provided above is qualified by reference to the entirety of the agreement

Forward Looking Information

This material change report contains forward-looking statements within the meaning of securities laws (together, "forward-looking statements"). Such forward-looking statements include but are not limited to statements regarding: the ability of the Company to complete the acquisition of Coricancha, the timing and cost to the Company of reactivating the CMC, anticipated processing and production rates that may be achieved at the CMC upon reactivation, the ultimate cost of reclaiming legacy tailings facilities, potential increases to the CMC resource base, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of the CMC, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2015 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jim Zadra
Chief Financial Officer
Telephone: 604-608-1766

Item 9	Date of Report

December 20, 2016